Exhibit 99.2

RADIOSHACK CORPORATION

RESTRICTED STOCK AGREEMENT

THIS AGREEMENT (this “Agreement”) is effective as of the ____ day of ____________, 2013 (the “Grant Date”), between RadioShack Corporation, a Delaware corporation (the “Company”), and Joseph C. Magnacca (the “Grantee”).  Capitalized terms used in this Agreement but not defined herein shall have the meanings assigned to them in the RadioShack Corporation 2009 Incentive Stock Plan (the “Plan”).  The Restricted Stock Award granted pursuant to the Agreement is made outside the Plan as an “employment inducement award” as that term is used in the NYSE Listed Company Manual.  For administrative convenience, the parties to this Agreement have agreed that this Restricted Stock Award will be governed by the terms of the Plan as modified by this Agreement

WHEREAS, on February 7, 2013, the Company and the Grantee entered into a letter agreement setting forth the terms of Grantee’s employment (the “Letter Agreement”), which contemplated among other things that the parties would enter into this Agreement; and

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company and its stockholders to grant a restricted stock award to the Grantee as provided herein;

NOW, THEREFORE, the Company and the Grantee agree as follows:

1. Grant of Restricted Stock.

1.1 The Company hereby grants to the Grantee a Restricted Stock Award with respect to 500,000 Shares, subject to, and in accordance with, the terms and conditions set forth in this Agreement and as otherwise provided in the Plan.

1.2 This Agreement shall be construed in accordance and consistent with, and subject to the provisions of, the Plan, the provisions of which are incorporated herein by reference.  In the event of a conflict between this Agreement and the Plan, the Plan shall control.

1.3 The Grantee’s rights with respect to the Restricted Stock Award shall remain subject to forfeiture at all times prior to the date(s) on which the restrictions shall have lapsed or are removed pursuant to Section 3.2 or 4.

2. Rights of Grantee.

Except as otherwise provided in this Agreement, the Grantee shall be entitled, at all times on and after the date hereof, to exercise all rights of a stockholder with respect to the Shares granted to the Grantee pursuant to the Restricted Stock Award (the “Restricted Shares”) (whether or not vested), other than any Restricted Shares which have been forfeited pursuant to Section 3.3, including the right to vote the Restricted Shares and the right to receive dividends thereon as provided in Section 6.  Notwithstanding the foregoing, the Grantee shall not be entitled, with respect to the Restricted Shares in respect of which the Resale Restriction has not previously lapsed or been removed pursuant to Section 3.2 or 4, to exercise any rights the exercise of which would result in forfeiture of such Restricted Shares pursuant to Section 3.3(b).

3. Resale Restriction, Lapse of Restrictions and Forfeiture.

3.1 The Grantee may not transfer, sell, pledge, hypothecate or assign any of Grantee’s rights with respect to the Restricted Shares until the Restricted Shares have vested in accordance with Section 3.2 (the “Resale Restriction”) or until the Resale Restriction has been removed in accordance with Section 4.

3.2 The Resale Restriction shall lapse in three equal installments on each of the first three anniversaries of the Grant Date.  The Resale Restriction shall immediately lapse in the event of the Grantee’s death or Disability, or otherwise pursuant to Section 4, or upon a Qualifying Termination (as such term is defined in the Letter Agreement) (i) within two years following a Change in Control or (ii) during the Protection Period (as such term is defined in the Letter Agreement) (such a termination, a “CIC Termination”).  In the event of the Grantee’s death, the Grantee’s personal representative shall be substituted for the Grantee each time the Grantee is referred to herein.  Unless otherwise determined by the Committee at the time of a Change in Control, and except as otherwise provided in this Section 3.2, the Resale Restrictions will continue in effect following a Change in Control.

3.3 Upon the occurrence of either (a) the termination of the Grantee’s employment with the Company or a Subsidiary for any reason (other than a CIC Termination or a termination upon the Grantee’s death or Disability) prior to the latest vesting date set forth in the Notice, or (b) an attempt by the Grantee to transfer, sell, pledge, hypothecate, or assign the Grantee’s rights with respect to the Restricted Shares remaining forfeitable at the time of such attempted transfer, sale, pledge, hypothecation or assignment, the Restricted Shares in respect of which the Resale Restriction has not previously lapsed or been removed pursuant to Section 3.2 or 4 shall be forfeited.  The Grantee’s ownership and all rights with respect to any forfeited Restricted Shares shall automatically revert and be transferred to, and reacquired by, the Company, and the Grantee shall thereafter have no further rights or interests in such Restricted Shares.

3.4 For purposes of this Agreement, “Cause” and “Disability” shall have the meanings ascribed to such terms in the Letter Agreement.

4. Removal of Restrictions.

The Resale Restriction may be removed from any of the Restricted Shares whenever the Committee determines, in its sole discretion, that it is in the best interests of the Company to remove the restrictions on all or part of the Restricted Shares immediately or at specified times.  Any such action by the Committee shall be effective only when set forth in a written instrument delivered to the Grantee.  In no event shall any action by the Committee under this Section 4 extend the time for lapse of the Resale Restriction.

5. Escrow Arrangement and Delivery of Shares.

5.1 An entry for the Grantee representing uncertificated Restricted Shares issued in Grantee’s name shall be made by the Company’s stock transfer agent in the Company’s direct registration system for stock issuance and transfer.  Such uncertificated Restricted Shares shall be held by the Company for the Grantee’s account in escrow.  The Restricted Shares shall remain in escrow until the Resale Restriction thereon has lapsed or has been removed, or such Restricted Shares have been forfeited, in each case as provided in this Agreement and the Plan.

5.2 As soon as practicable following the lapse or removal of the Resale Restriction with respect to any Shares, the Company’s stock transfer agent shall indicate in the Company’s direct registration system that the Resale Restriction on such Shares has lapsed or has been removed.

5.3 Each book entry position representing Restricted Shares held for the Grantee’s account in escrow shall be subject to the following restrictions: The uncertificated shares of stock so held are subject to the terms and conditions (including forfeiture and restrictions on transfer) contained in the Plan and this Agreement.  Release from such terms and conditions shall occur only in accordance with the provisions of the Plan and this Agreement.

6. Dividends.

Delivery to the Grantee of any dividends payable on the Restricted Shares shall be deferred until the earlier of (a) the Resale Restriction on the Shares has lapsed or has been removed pursuant to Section 3.2 or 4, or (b) the Grantee reaches age 55 (the “Deferred Dividend Payment Event”); provided that after the Deferred Dividend Payment Event, payment of dividends to the Grantee on the Restricted Shares shall no longer be deferred.  At the time of the Deferred Dividend Payment Event, the Company shall pay from its general assets an amount in cash equal to the amount, if any, of accumulated dividends on the Restricted Shares, without interest, to the Grantee.  The payment shall be made as soon as practicable but no later than 2 ½ months after the calendar year in which the Deferred Dividend Payment Event occurred.  If the Restricted Shares are forfeited as provided in Section 3.3, any right to a payment in the amount of the accumulated dividends relating to the forfeited Restricted Shares shall also be forfeited.

7. No Right to Continued Employment.

Nothing in this Agreement or the Plan shall be interpreted or construed to confer upon the Grantee any right or contract with respect to continued employment by the Company or any Subsidiary, nor shall this Agreement or the Plan interfere in any way with the right of the Grantee’s employer to terminate the Grantee’s employment at any time.

8. Adjustments.

In the event of a Change in Capitalization, the Committee shall make appropriate adjustments, if any, in the terms of this Agreement.  Any such adjustments shall be made in accordance with the provisions of the Plan and shall be effective, final, binding and conclusive for all purposes of the Plan and this Agreement.

9. Withholding of Taxes.

The Company shall be entitled to withhold the amount equal to the federal, state and local income taxes and other amounts as may be required by law to be withheld with respect thereto arising on account of this Agreement.  The Grantee may satisfy such withholding obligation by either (i) having the Company deduct from any amount accrued, payable or issuable under this Agreement, including withholding Shares (to the extent permitted under any credit agreement or similar agreement which the Company may be party to) in connection with a taxable event of the Grantee or (ii) paying to the Company such withholding taxes.

10. Grantee Bound by the Plan.

The Grantee hereby acknowledges receipt of a copy of the Plan and agrees to be bound by all the terms and provisions thereof.  The Grantee hereby acknowledges receipt of the prospectus regarding the offering and sale of the Restricted Shares pursuant to this Agreement.

11. Severability.

Should any provision of this Agreement be held by a court of competent jurisdiction to be unenforceable or invalid for any reason, the remaining provisions of this Agreement shall not be affected by such holding and shall continue in full force in accordance with their terms.

12. Governing Law and Forum.

The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Texas without giving effect to the conflicts of law principles thereof.  Any suit brought under this Agreement shall only be brought in the appropriate state or federal court located in Tarrant County, Texas.

13. Successors in Interest.

This Agreement shall inure to the benefit of, and be binding upon, any successor of the Company.  This Agreement shall inure to the benefit of the Grantee’s personal representative.  All obligations imposed upon the Grantee and all rights granted to the Company under this Agreement shall be effective, final, binding and conclusive for all purposes upon the Grantee’s heirs, executors, administrators and personal representatives.

14. Resolution of Disputes.

Any dispute or disagreement which may arise under, or as a result of, or in any way relate to, the interpretation, construction or application of this Agreement shall be resolved by the Committee.  Any resolution made hereunder by the Committee shall be effective, final, binding and conclusive on the Grantee and the Company for all purposes.

15. Entire Agreement; Amendment.

This Agreement, together with the documents incorporated herein by reference, represents the entire agreement between the parties with respect to the subject matter hereof.  The Committee may terminate, amend or modify this Agreement, provided that no such termination, amendment or modification may in any way adversely affect the Grantee’s rights under this Agreement without the Grantee’s written approval.

Accepted and Agreed:

By:	___________________
Joseph C. Magnacca

ELECTION

As permitted under Section 83(b) of the Internal Revenue Code of 1986, as amended, I intend to make the following irrevocable election:

________
I DO intend to make the election permitted under Section 83(b) of the Internal Revenue Code of 1986, as amended, to be taxed immediately on the award of Restricted Stock in the year _________.  I understand that the consequences and procedures for making this election are summarized in the information I received about restricted stock grants.

________
I DO NOT intend to make the election permitted under Section 83(b) of the Internal Revenue Code of 1986, as amended, and will be taxed on parts of the award of Restricted Stock in the year or years in which the restrictions lapse.

GRANTEE:
Name

SS #: